EXHIBIT 99.1

JE Cleantech Holdings Limited Announces Declaration of Cash Dividend

SINGAPORE, January 5, 2026 (GLOBE NEWSWIRE) – JE Cleantech Holdings Limited (Nasdaq: JCSE), a precision cleaning and cleantech equipment manufacturer, today announced that its Board of Directors approved a cash dividend of US$0.44 per ordinary share following the recent completion of the sale of its leasehold industrial property located at 17 Woodlands Sector 1 Singapore 738354 which gave rise to a net gain of approximately US$2.85 million over the net book value. The dividend is payable to shareholders of record at the close of business on January 21, 2026 (New York Time). The payment date is expected to be on or around January 28, 2026.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468